UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

Commission File Number: 001-34476

BANCO SANTANDER (Brasil) S.A.

(Exact Name of Registrant as Specified in Its Charter)

Avenida Presidente Juscelino Kubitschek, 2,041 and 2,235 –

Bloco A – Vila Olímpia

São Paulo, SP 04543-011

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A.

Publicly Held Company with Authorized Capital

CNPJ/MF n. 90.400.888/0001-42

NIRE 35.3.00332067

MATERIAL FACT

BANCO SANTANDER (BRASIL) S.A. (“Company” or “Lead Underwriter”) hereby informs its shareholders and the market in general that, in furtherance of the material fact disclosed on March 28, 2017, that, within the secondary public offering for the distribution of eighty million (80,000,000) share deposit certificates, representing, each one, one common share and one preferred share, all nominative, book-entry shares with no par value, free and clear of any liens or encumbrances, issued by the Company and held by Qatar Holding LLC ("Selling Shareholder" and "Units"), including in the form of American Depositary Shares, represented by American Depositary Receipts, all free and clear of any liens or encumbrances ("ADSs" and "ADRs", respectively) ("Global Offering"), the Bookbuilding Procedure was concluded, setting the Price per Unit at twenty five reais (R$25,00), resulting on a total amount of two billion reais (R$2,000,000,000.00).

The Global Offering simultaneously consisted of (i) a secondary public offering of distribution with restricted placement efforts of Units (except under the form of ADSs) in Brazil (“Units of the Brazilian Offering”), in over the counter market carried out by the Lead Underwriter, Bank of America Merrill Lynch Banco Múltiplo S.A. (“BofA Merrill Lynch”) and Banco de Investimentos Credit Suisse (Brasil) S.A. (“Credit Suisse” and, together with the Lead Underwriter and BofA Merrill Lynch, “Brazilian Underwriters”), pursuant to Brazilian Law 6,385, dated December 7, 1976, as amended, to CVM Instruction No. 476, dated January 16, 2009, as amended, to ANBIMA Code for Regulation and Best Practices for Public Offering of Distribution and Acquisition of Securities, in effect and other applicable provisions, with placement efforts of Units of the Brazilian Offering outside Brazil by Santander Investment Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC ("International Underwriters" and "Brazilian Offering”, respectively); and (ii) the secondary public offering for the distribution of Units, in the form of ADSs, represented by ADRs outside Brazil ("Units of the International Offering" and

(Free Translation into English from the Original Previously Issued in Portuguese)

together with the Units of the Brazilian Offering, "Units of the Global Offering"), carried out by the International Underwriters, with the participation of other hired financial institutions ("International Offering"), being each ADS offered under the International Offering comprised of a Unit.

Within the Global Offering, twenty two million (22,000,000) Units were allocated for the Brazilian Offering and fifty eight million (58,000,000) ADSs were allocated for the International Offering.

As informed in the material fact disclosed on March 28, 2017, the amount of Units of the International Offering initially offered (not including, therefore, the Units of the Brazilian Offering) was increased by an additional batch of twelve million (12,000,000) Units, exclusively in the form of ADSs, represented by ADRs, sold by the Selling Shareholder under the same conditions and for the same price of the Units of the Global Offering initially offered ("Additional Units of the International Offering"), pursuant to the option granted by the Selling Shareholder to the International Underwriters exclusively within the International Offering ("Option of Additional Units of the International Offering"). The Option of Additional Units of the International Offering were intended exclusively to meet an excess of demand that was verified in the course of the Global Offering.

Within the International Offer, the price per Unit, in the form of ADS, is equal to the price per Unit converted to U.S. Dollars (US$) based on the average exchange rate for sale of such currency in the foreign exchange market (PTAX) on the date of completion of the Bookbuilding Procedure, being such average exchange rate disclosed by the Central Bank of Brazil.

The settlement of the Global Offering, without considering the Additional Units of the International Offering, is scheduled to occur on April 11, 2017, on which date the Company will disclose a material fact with the information from the Global Offering due to the Bookbuilding Procedure, which does not consider the Additional Units of the International Offering, as well as disclose an updated version of its Reference Form (Formulário de Referência) reflecting the final results of the Global Offering, without considering the Additional Units of the International Offering.

(Free Translation into English from the Original Previously Issued in Portuguese)

The Company will keep its shareholders and the market informed about the progress of the Global Offering through the disclosure of market announcements or material facts in the electronic pages of CVM (www.cvm.gov.br) or of BM&FBOVESPA, (www.bmfbovespa.com.br) and of the Company (www.ri.santander.com.br).

This Material Fact is disclosed for informative purposes only and shall not, under any circumstances, be construed as an investment recommendation nor as an offer to acquire any securities of the Company, including the Units or the ADSs.

São Paulo, April 6, 2017.

Angel Santodomingo

Investor Relations Executive Officers

Banco Santander (Brasil) S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 6, 2017

BANCO SANTANDER (Brasil) S.A.

By:		/s/ Amancio Acurcio Gouveia
	Name:	Amancio Acurcio Gouveia
	Title:	Officer Without Specific Designation

By:		/s/ Angel Santodomingo Martell
	Name:	Angel Santodomingo Martell
	Title:	Vice - President Executive Officer